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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Academy Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

622 Third Avenue, 12th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Graham	858-876-9398	agraham@academysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

100 Eagle Rock Avenue, Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Chance Mims, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Academy Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: R. Chance Mims

Title: CEO

CEO

See Attached Notarial Certificate
FEB 27 2024

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on

this 27 (*Date*) day of February (*Month*), 2024 (*Year*), by

(1) R. Chance Mims

(and (2) ______________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHIWEI HUNG
COMM. #2335180
Notary Public - California
San Diego County
My Comm. Expires Oct. 9, 2024
NRO1

Place Notary Seal and/or Stamp Above

Signature ______________

Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

ACADEMY SECURITIES, INC.

Statement of Financial Condition
(With Report of Independent Registered Public Accounting Firm)

DECEMBER 31, 2023

ACADEMY SECURITIES, INC.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Academy Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Marcum LLP

East Hanover, NJ
February 29, 2024

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Assets:

Cash and restricted cash	$	4,382,417
Due from clearing brokers		15,789,360
Securities owned, at fair value		54,138,011
Accounts receivable		3,890,080
Compensation receivable		71,867,431
Prepaid expenses and other assets		1,173,483
Operating right of use - lease assets		3,451,004
Furniture, computer equipment, and leasehold improvements at cost, less accumulated depreciation of $207,410		96,648
Total Assets	$	154,788,434

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Securities sold, but not yet purchased, at fair value	$	900,036
Accounts payable and accrued expenses		4,726,013
Bonus payable		25,587,535
Deferred tax liability		19,200,619
Subordinated debt interest payable		941,017
Soft dollar payable		496,845
Operating lease liabilities		3,551,607
Liabilities subordinated to the claims of general creditors		20,908,385
Total Liabilities		76,312,057

Commitments and Contingencies

Stockholders' Equity:

Preferred stock - $.01 par value; 1,000,000 shares authorized, 40,035 shares outstanding	400
Common stock, $.01 par value; 1,000,000 shares authorized, 311,008 shares outstanding	3,110
Additional paid- in -capital	3,044,816
Series A Preferred stock subscription receivable	(324,226)
Common stock subscription receivable	(1,407,835)
Retained earnings	77,160,112
Total Equity	78,476,377
Total Liabilities and Stockholders' Equity	$ 154,788,434

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to debt and equity issuance. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service-Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices. The Company also provides cash management solutions to clients by way of Money Market Funds (Academy Shares).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of Presentation:

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[2]   Use of estimates:

This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[3]   Revenue from contracts with customers:

Investment Banking:

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the closing date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the closing date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Brokerage Commissions:

The Company introduces its customers to its clearing brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Asset Management:

The Company offers its clients 4 classes of Money Market Funds, the Academy Share Class of the JP Morgan Prime Money Market Fund (JPAXX), the JP Morgan U.S. Government Money Market Fund (JGAXX), the JP Morgan 100% U.S. Treasury Securities Money Market Fund (JACXX), and the JP Morgan U.S. Treasury Plus Money Market Fund (JPCXX). All 4 funds are managed by JP Morgan Asset Management, meaning the management team is the same as the JPM Prime and Government money market funds. The Academy Prime Fund (JPAXX) Share Class mirrors JPM Prime Money Market Fund Capital Share Class (CJPXX), the Academy Government Fund (JGAXX) Share Class mirrors JPM Government Money Market Fund Capital Share Class (OGVXX), the Academy 100%

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government Fund (JACXX) mirrors the JP Morgan 100% U.S. Treasury Securities Money Market Fund (HTSXX), and the Academy U.S. Treasury Plus Fund (JPCXX) mirrors the JP Morgan U.S. Treasury Plus Money Market Fund (AJTXX). All 4 Academy funds are available to clients via direct investment as well as third party investment portals. The Company earns a monthly management fee based upon the monthly assets under management. The Company believes that the performance obligation is satisfied during the same month that fees are charged because that is when the service condition is met with respect to that month's investment.

[4]   Income taxes:

Uncertain tax positions are recorded in accordance with Accounting Standards Codification ("ASC") 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. At December 31, 2023 the Company had no uncertain tax positions.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[5]   Furniture, computers, equipment, and leasehold improvements:

Maintenance and repair costs are expensed as incurred. Furniture, computers, and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[6]   Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[7]   Due from clearing brokers:

The Company clears all securities transactions through a clearing firm on a fully disclosed basis. The amounts receivable from the clearing firm represents cash on hand plus commission receivables, less amounts payable for transaction costs on unsettled securities trades. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for credit losses has been established. Due from clearing brokers includes a $1,000,000 required deposit at Pershing, Inc.

[8]   Accounts Receivable:

Accounts receivables represent receivables from broker dealers consisting of investment banking fees and commissions. As of December 31, 2023, the Company did not record any current expected credit losses. For the year ended December 31, 2023, the balance receivable from three customers accounted for 63% of the total accounts receivable balance. The accounts receivable balance as of January 1, 2023, was $6,048,801. Refer to note B15 for additional information.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9]   Common Stock and Series A Convertible Preferred Stock Subscription Receivable:

Common stock and Series A Convertible Preferred Stock subscription receivable represents amounts due from shareholders related to the issuance of common stock and Series A Preferred stock.

[10]   Soft Dollar Payables:

Related cash balances classified as "Restricted Cash" on the Statement of Financial Condition consist of balances relating to soft dollar arrangements.

[11]   Compensation Receivable:

The Company provided compensation to certain existing employees in the form of restricted cash awards which are subject to ratable vesting terms with service requirements.   These awards are amortized to compensation and related taxes in the statement of income over the relevant service period, which is generally considered to start at the beginning of the annual compensation year. This cost is expected to be recognized over a weighted average period of approximately 3 years.

[12]   Fair Value - Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques
U.S. Government Agency Securities
U.S. government agency securities are normally valued using market observable data such as reported sales of similar investments, broker quotes, yields, bids, offers, and reference data. Certain investments are valued principally using dealer quotations. U.S. government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific investments.

Government Bonds
The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Money Market
Investments in money markets are generally priced at the ending net asset value (NAV) provided by the service agent of the funds. These investments will be categorized as Level 1 investments.

Municipal Bonds
The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds
The fair value of corporate bonds is estimated using recently executed transactions in investments of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Asset-Backed Securities ("ABS")
ABS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is based on prices of comparable investments or cash flow modes that consider inputs including default rates, conditional prepayment rates, loss severities, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only investments which, in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. ABS is categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exchange-Traded Equity Securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

[13]   Fair Value of Financial Instruments:

At December 31, 2023, the carrying value of the Company's cash, restricted cash, due to / from clearing brokers, accounts receivable, subordinated debt interest payable, and soft dollar payable approximate their fair value due to their short-term nature.

[14]   Securities Purchased Under Agreements to Resell and Repurchase Agreements:

The Company enters into various collateralized financing transactions to, among other things, acquire securities to finance the Company's long inventory positions. Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. The Company obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. The Company values collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity. Such agreements are administered by the Company's clearing firm as a tri-party agreement. The Company makes delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, the Company will deliver additional collateral. There were no such agreements at December 31, 2023.

[15]   Allowance for current expected credit losses:

As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect.

Current expected credit losses for an individual or portfolio of financial instruments are measured at each reporting date based on expected credit losses over the expected life of the financial instrument and considers all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts.

The risk of losses is always considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

The methodology used by the Company to determine allowance for current expected credit losses for customer contract assets and receivables is typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic environment and specific information about the ability of the counterparty to pay. There was no allowance for current expected credit losses recorded at December 31, 2023.

NOTE C – COMMITMENTS AND CONTINGENCIES

Leases
The Company determines if an arrangement is a lease at inception. The Company's leases as a lessee were determined to be operating leases and are included in the Company's statement of financial condition. In connection with ASC 842 regarding leases, the Company records a right of use ("ROU") asset, and a corresponding lease liability.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company recognizes the lease liability and a ROU asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The weighted average lease term is 3.9 years.

On August 5, 2014, the Company executed an expense sharing agreement with another entity to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease was re-assigned to the Company on December 23, 2015 and the expense sharing agreement was terminated. The lease expired on March 31, 2019. The lease was extended for an additional 5-year period and will expire on June 30, 2024. The ROU asset and lease liability associated with the lease amounted to $97,713 upon commencement of the lease.

On January 26, 2022, the Company executed a 6-year operating sublease for its office space in New York, NY. The ROU asset and lease liability associated with the lease amounted to $2,479,134 upon commencement of the lease.

On March 8, 2022, the Company executed a 7-year operating lease for its office space in Chicago, IL. The ROU asset and lease liability associated with the lease amounted to $857,480 upon commencement of the lease.

On December 21, 2022, the Company executed a 5-year operating lease for its office space in San Diego, CA. The ROU asset and lease liability associated with the lease amounted to $955,817 upon commencement of the lease.

Maturities of lease liabilities under noncancelable operating leases are as follows as of December 31, 2023, along with a reconciliation to the discounted amount recorded the December 31, 2023 statement of financial condition.

Year Ending 31-Dec	Operating Leases
2024	$867,792
2025	$868,101
2026	$893,436
2027	$919,520
2028	$274,148
2029	$155,059
2030	$65,948
2031	$0
Total undiscounted lease payments	$4,044,004
Less: imputed interest	$492,397
Present value of Lease liabilities	$3,551,607

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

Maturities of short term leases are as follows as of December 31, 2023:

On July 1, 2012, the Company executed a 5-year 3-month non-cancelable operating lease for office space in San Diego, CA with optional one-year extensions which expired on September 30, 2022. The lease was subsequently renewed to be a month-to-month arrangement and expired in April 2023.

On March 19, 2018, the Company executed a 6-month operating lease for its office space in Roseville, CA that expired on September 30, 2018. The lease was renewed for additional 6-month periods, the last of which expired on March 31, 2022. The lease was subsequently renewed to be a month-to-month arrangement. The Company remains in the leased space as of December 31, 2023.

Litigation

The company is named in various legal proceedings arising from its investment banking activities. These activities pertain to the Company's role as a junior member of underwriting syndicates, in which the entire syndicate was named in the proceedings. In view of these claims in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation, the Company cannot state with absolute certainty what the eventual outcome of pending litigation will be.

Regulatory Matters

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

NOTE D - INCOME TAXES

Deferred tax assets and liabilities at December 31, 2023 are composed of:

Deferred tax assets and liabilities:	
Compensation Receivable	$ (19,305,652)
Accrued Expenses	252,784
Fixed Assets	(6,036)
Lease Liability	954,527
ROU Asset	(928,283)
Unrealized Gain	(167,959)
	$ (19,200,619)

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and computer equipment, at December 31, 2023, consist of the following:

Computer and office equipment	$	254,022
Less: accumulated depreciation and amortization		(201,810)
	$	52,212

Leasehold Improvements, at December 31, 2023, consist of the following:

Leasehold improvements	$	50,036
Less: accumulated depreciation and amortization		(5,600)
	$	44,436

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE F - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note B for additional information regarding the fair value hierarchy. In determining fair value, the Company separates securities owned, at fair value into categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2023, U.S. treasury notes and bonds as well as money markets are classified within Level 1 because they are valued using quoted market prices. All other securities are classified within Level 2 because they are valued using recently quoted transactions and/or broker-quotations.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 by statement of financial condition line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
Municipal bonds	$ -	$ 638,511	$ -	$ 638,511
U S government bonds	25,527,079	-	-	25,527,079
Corporate bonds	-	1,088,881	-	1,088,881
Money market	289,554	-	-	289,554
Equity securities	20,778,917	-	-	20,778,917
Asset backed securities	-	322,734	-	322,734
U S government agency securities	-	5,492,335	-	5,492,335
TOTALS	$ 46,595,550	$ 7,542,461	$ -	$ 54,138,011
LIABILITIES				
Securities sold, not yet purchased, at fair value				
U.S treasury notes	$ 900,036	$ -	$ -	$ 900,036
TOTALS	$ 900,036	$ -	$ -	$ 900,036

NOTE G - REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was $57,396,735 which exceeded the required net capital by $55,273,266. Tentative net capital before the application of haircuts was $60,790,780. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was .55 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). The Company's other business activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business. The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE I – CAPITAL

Academy Securities, Inc has previously offered to accredited investors a Maximum Amount of $2,000,016 of its Series A Convertible Preferred Stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. The Company offered 65,360 shares at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $100,000.

Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company. Concurrent with the sales of Preferred Stock pursuant to the purchase agreement, shares of Preferred Stock are sold to its majority shareholders as disclosed in the Purchase Agreement.

On August 4, 2023, the Company reversed a cancellation of 17,621 shares of Common Stock.

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under twenty two subordinated agreements (the "Agreements") in the aggregate amount of $20,908,385 all of which include the automatic extension of maturity feature. As of December 31, 2023, the carrying amount of these liabilities approximates fair value. The Agreements are between the lenders (stockholders and affiliated entities of stockholders of the Company) and the Company. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be eligible for repayment.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (CONTINUED)

The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
7/31/2010	6%	7/31/2024	30,000
8/3/2010	6%	8/3/2024	150,000
8/18/2010	6%	8/18/2024	150,000
9/19/2011	6%	9/19/2024	91,110
9/21/2011	6%	9/21/2024	91,110
12/26/2011	6%	12/26/2024	$50,000
1/12/2012	6%	1/12/2025	100,000
3/20/2012	6%	3/20/2025	100,000
5/24/2012	6%	5/24/2024	35,000
5/24/2012	6%	5/24/2024	91,110
4/11/2014	6%	4/11/2024	100,000
4/14/2014	6%	4/14/2024	25,000
1/13/2021	4%	1/13/2025	1,600,000
1/13/2021	4%	1/13/2025	300,000
1/14/2022	4%	1/14/2025	715,555
1/14/2022	4%	1/14/2025	2,960,000
1/14/2022	4%	1/14/2025	2,750,000
1/14/2022	4%	1/14/2025	1,320,000
1/9/2023	4%	1/9/2026	5,637,500
1/11/2023	4%	1/11/2026	1,230,000
1/11/2023	4%	1/13/2026	1,230,000
1/11/2023	4%	1/11/2026	2,152,000

Total Subordinated Liabilities $20,908,385

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE K – RETIREMENT SAVING PLAN

The Company maintains a 401(k) retirement saving plan for eligible employees. The plan allows for salary deferral arrangements under the provisions of Section 401(k) of the Internal Revenue Code. Starting on January 1, 2019, the Company's contributions into the profit-sharing plan were defined by the Internal Revenue Code's Safe Harbor rules. Under these rules, the Company contributes a safe harbor Matching Contribution to each member's account in an amount equal to: (i) 100% of the matched employee contributions that are not in excess of 3% of their compensation, plus (ii) 50% of the amount of the matched employee contributions that exceed 3% of the employee's compensation but that do not exceed 5% of their compensation. The Company may make safe harbor matching contributions in addition to the preceding.

NOTE L – RELATED PARTY TRANSACTIONS

The Company has an investment management agreement in place with a related party, Academy Asset Management. The Company pays Academy Asset Management monthly fees for asset management services. In addition, Academy Securities owns shares purchased in the open market of the Academy Veteran Impact ETF (Ticker VETZ). The fund is distributed by a third-party fund administrator. Academy Asset Management is a sub-advisor to the fund. The Academy Veteran Impact ETF is the first publicly traded ETF to primarily invest in loans to U.S. service members, military veterans, their survivors, and veteran-owned businesses. At least 80% of the underlying assets consist of loans to veterans or their families.

NOTE M – SUBSEQUENT EVENTS

On January 1, 2024, the Company's Board of Directors declared a dividend of $1.53 to holders of its Series A Convertible Preferred Stock totaling $66,252.52, payable on February 29, 2024. Additional dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. In accordance with a shareholder agreement, $15,604 of a dividend due to an officer of the company was applied against his Preferred Share subscription receivable.

On January 16th and 17th, 2024, the Company received FINRA approval for four new subordinated loan agreements in the aggregate amount of $13,800,000 at an interest rate of 4%.

On January 16th, 2024, the Company's Board of Directors declared to holders of its Common Stock a full redemption (100% of existing stock) at a price of $29.03 per share.

On January 16th, 2024, the Company's Board of Directors declared to holders of its Series A Convertible Preferred Stock a full redemption (100% of existing stock) at a price of $47.43 per share.

While the transactions haven't been completed yet, as of February 29th, 2024, 80,798 common shares have been redeemed.